SUB-ITEM
                                                                        77Q3

eries
Trust IV

MFS Series IV - Reason for Re-Filing

Amendment to NSAR filing Series IV dated 8/31/2016 to due to the fact that the Ernst & Young audit letter did not include a signature. The signature is added for the amended filing.